

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 27, 2007

Mr. John C. Lawrence
President and Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re:** **United States Antimony Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed August 17, 2007**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Branch Chief